May 2, 2016

Ms. Erin E. Martin

Special Counsel

Office of Financial Services

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Pacific Continental Corporation

Registration Statement on Form S-3

Filed April 1, 2016

File No. 333-210550

Dear Ms. Martin:

On behalf of Pacific Continental Corporation (the “Company”), we hereby electronically transmit pursuant to Regulation S-T Amendment Number 1 to Registration Statement on Form S-3 (File No. 333-210550) (including exhibits thereto) of the Company (the “Registration Statement”) for filing under the Securities Act of 1933, as amended (the “Securities Act”), which has been marked to indicate changes from the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on April 1, 2016.

This letter responds to the comments of the staff of the Commission received by E-mail, dated April 19, 2016, relating to the Registration Statement.

We have discussed the staff’s comments with representatives of the Company. The Commission’s numbered comments are set forth below in bold font and italics, with our response immediately following. Unless otherwise indicated, defined terms used herein have the meanings given to them in the prospectus forming a part of the Registration Statement.

Description of Debt Securities,

Conversion or Exchange Rights, page 11; Exhibit 4.1

1.

We note your disclosure that the “[d]ebt securities may be convertible into or exchangeable for shares of [your] equity securities or other securities.” We further note that Section 301(b)(16) in the form of indenture governing the debt securities suggests that the debt securities may be convertible into, or exchangeable for, securities of an unaffiliated issuer. Please provide us with your analysis as to how you will register the offer of securities of an issuer other than Pacific Continental Corporation, or provide an analysis of the exemption you expect to rely on to offer securities that

Erin E. Martin

Securities and Exchange Commission

May 2, 2016

may settle in securities of another issuer. Also, please tell us what information you will provide about the third-party issuer and how you concluded that the information would be sufficient. For additional guidance, see Securities Act Sections Compliance and Disclosure Interpretations Question 203.03, available on our website, and the Morgan Stanley & Co., Incorporated No-Action Letter (June 24, 1996). Alternatively, if you do not wish to offer third-party securities underlying debt securities, please revise your prospectus to so clarify.

Response: The Company will not offer debt securities convertible into or exchangeable for securities of an unaffiliated issuer. In response to the Staff’s comment, the Registration Statement and form of indenture governing the debt securities have been accordingly amended to remove references to the offering of third-party securities underlying debt securities.

Exhibit 5.2

2.	Please have local counsel revise the opinion to opine that the registrant is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation with respect to the Debt Securities, the Warrants and the Units. For guidance, refer to Section II.B.1.e, f and h of Staff Legal Bulletin No. 19.

Response: The Company has filed a revised legal opinion of White Summers Caffee & James LLP as Exhibit 5.2, which is responsive to this comment.

We believe that the proposed modifications to the Registration Statement, form of indenture and the local counsel opinion contained therein are responsive to the staff’s comments. Please direct any further communications relating to this filing to the undersigned at 415.983.1845.

Very truly yours,

/s/ Patricia F. Young
Patricia F. Young

Enclosures

cc:	Richard R. Sawyer

Roger S. Busse